EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended July 1, 2017
Fixed charges:
Interest expense*	$70
Estimated interest portion of rents	22
Total fixed charges	$92

Income:
Income from continuing operations before income taxes	$336
Fixed charges	92
Eliminate pretax income of Finance group	(9)
Adjusted income	$419

Ratio of income to fixed charges	4.55

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.